

SEC 02006564 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 45718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Cohasset Lane
(No. and Street)

Cherry Hill	NJ	08003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey A. Laine President 856-751-5220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bowman & Company Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

601 Whitehorse Road	Voorhees	NJ	08043
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey A. Laine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MARIANNE T. LAINE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT. 15, 2002

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2001



Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com
Members of:
American Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITORS' REPORT

Mr. Jeffrey A. Laine, President
Commonwealth Financial Group, Inc.

We have audited the accompanying statement of financial position of Commonwealth Financial Group, Inc. as of December 31, 2001 and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc. as of December 31, 2001 and the results of it's operations and cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary data contained in Exhibits B-1 and B-2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 19, 2002



Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com
Members of:
American Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Jeffrey A. Laine, President
Commonwealth Financial Group, Inc.

In planning and performing our audit of the financial statements of Commonwealth Financial Group, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(I), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of internal control structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 19, 2002

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2001

ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 11,025	
Accrued Income Receivable	9,842	
Investments	10,938	
		$ 31,805
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accrued Expenses and Payables	$ 4,363	
Accrued Retirement Contribution	2,325	
Total Liabilities		$ 6,688
Stockholder's Equity:		
Common Stock, $1 Par Value; 1,000 Shares Authorized, Issued and Outstanding	1,000	
Additional Paid in Capital	27,130	
Accumulated Other Comprehensive Loss	(6,563)	
Retained Earnings	3,550	
Total Stockholder's Equity		25,117
		$ 31,805

The accompanying Notes are an integral part of these financial statements.

Exhibit A-2

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2001

Revenues:		
Fees and Commissions		$ 62,646
Expenses:		
Auto	$ 8,937	
Filing Fees	3,332	
Insurance	8,921	
Salaries	17,500	
Postage and Courier	1,267	
Telephone	4,203	
Travel & Entertainment	4,320	
Payroll Taxes	1,625	
Office Expense	3,206	
Computer Supplies	1,570	
Business Gifts	422	
Professional Services	1,825	
Dues & Subscriptions	480	
Bank Charges	191	
Retirement Contribution	2,325	
		60,124
Operating Income		2,522
Other Income:		
Interest Income	94	
Dividend Income	677	
Expense Recoveries	139	
Total Other Income		910
Income Before Provision for Corporate Income Taxes		3,432
Provision for Corporate Income Taxes		988
Net Income		2,444
Other Comprehensive Loss - Unrealized Losses on Securities		(2,371)
Comprehensive Loss		$ 73

The accompanying Notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2001

	Total	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)
Balance, January 1, 2001	$ 25,044	$ 1,000	$ 27,130	$ (4,192)	$ 1,106
Comprehensive Income (Loss):					
Net Income	2,444				2,444
Other Comprehensive Income - Unrealized Losses on Securitie	(2,371)			(2,371)	
Comprehensive Loss	73	---	---	(2,371)	2,444
Balance, December 31, 2001	$ 25,117	$ 1,000	$ 27,130	$ (6,563)	$ 3,550

The accompanying Notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net Income	$ 2,444	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities:		
Accrued Income Receivables	(657)	
Accrued Expenses and Payables	2,033	
Accrued Retirement Contribution	525	
Cash Flows Provided by Operating Activities		$ 4,345
Cash and Cash Equivalents, January 1		6,680
Cash and Cash Equivalents, December 31		$ 11,025

Supplemental Schedule of Corporate Income Taxes Paid:

Federal Corporate Income Taxes Paid	$ 688
State Corporate Income Taxes Paid	$ 300
Interest Paid	---

The accompanying Notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - Commonwealth Financial Group, Inc. is a Virginia corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and is engaged in the distribution of various mutual funds.

Basis of Accounting – The accounts of the business are maintained on accrual basis of accounting and are in accordance with generally accepted accounting principles.

Cash and Cash Equivalents - The Company considers temporary investments, which have a maturity of three months or less when purchased, to be cash equivalents.

Investments - All investments with a maturity greater than three months are accounted for under Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification at time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Marketable securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, which is based on quoted prices. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity. The cost of securities available-for-sale is adjusted for amortization of premiums and discounts to maturity. Interest and amortization of premiums and discounts for all securities are included in interest income. Realized gains and losses are included in other income. Cost of securities sold is determined on a specific identification basis.

Comprehensive Income - Effective December 31, 2000, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components. The adoption had no impact on the Company's net income or stockholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholder's equity, to be included in other comprehensive income.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

COMMONWEALTH FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANTS' REPORT)

Note 2: INVESTMENTS

Cost and fair value of investments at December 31, 2001 are as follows:

	Cost	Unrealized Losses	Fair Value
Federated High Yield Fund	$ 9,000	$ 3,269	$ 5,731
Invesco Technology Fund	5,201	3,294	1,907
NASD Common Stock	3,300		3,300
Total	$ 17,501		$ 10,938

The unrealized loss on securities recognized in current earnings for 2001 was $2,371.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 for its initial year of operation and 15 to 1 thereafter (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $13,597. The Company's net capital ratio was .49 to 1.

Note 4: RETIREMENT PLAN

In 2000, the Company established a profit-sharing plan (the Plan) covering substantially all full-time employees. Contributions to the Plan are discretionary and cannot exceed 15% of each employee's salary. Contributions for 2001 were $2,325.

Note 5: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and marketable securities.

The Company maintains its cash balances at a single financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. The cash balance is not in excess of the insured limit at December 31, 2001.

The Company maintains an investment account with a stock brokerage firm. The accounts contain cash and securities balances and are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. The combined balances are not in excess of the insured limits at December 31, 2001.

Exhibit B-1

COMMONWEALTH FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

Net Capital Computation:		
Total Stockholder's Equity		$ 25,117
Deductions:		
Non-Allowable Assets	$ 9,842	
Haircut on Securities	1,678	
		11,520
Net Capital		$ 13,597
Total Aggregate Indebtedness		$ 6,688
Ratio of Aggregate Indebtedness to Net Capital		49.19%
Computation of Basic Net Capital Required:		
Minimum Net Capital Required (6.66% of Aggregate Indebtedness)		$ 446
Minimum Dollar Net Capital Requirement of Broker/Dealer		$ 5,000
Net Capital Requirement (Greater of Two Above)		$ 5,000
Excess Net Capital		$ 8,597
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		$ 12,928
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2001):		
Net Capital as Reported in Company's Part IIA (Unaudited) FOCUS Report		$ 13,597
Adjustments to Net Capital:		
Increases to Net Capital		---
Decreases to Net Capital		---
Net Capital per Audit Report		$ 13,597
Other Audit Adjustments Not Affecting Net Capital:		
None		---

The accompanying Notes are an integral part of these financial statements.

Exhibit B-2

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF EXEMPT STATUS
AS OF DECEMBER 31, 2001

Commonwealth Financial Group is a Virginia corporation and is a registered broker-dealer under the Securities and Exchange Act of 1934. The firm is engaged in the distribution of mutual funds. The firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3, Subsection k-1. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

During the year ended December 31, 2001, there were no material differences in the audited computation of Net Capital and the Broker/Dealer's unaudited Focus IIA.

The accompanying Notes are an integral part of these financial statements.